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MAY 21 2003

IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

THE IT GROUP, INC.	0000731190
Exact name of registrant as specified in charter	Registrant CIK Number
FORM 8-K (dated May 13, 2003)	1-09037
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document (if other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monroeville, State of Pennsylvania, May 20, 2003.

THE IT GROUP, INC.
(Registrant)

By: 
Harry J. Soose, Jr.
Chief Operating Officer

Exhibit Index

Exhibit

99.1 Notice of Filing of Monthly Operating Report for period from September 28, 2002 through November 1, 2002 (including Exhibits).

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

- - - - - - - - - - - - - - x	
In re:	Chapter 11
The IT Group, Inc., *et al.*,	Case No. 02-10118 (MFW)
	Jointly Administered
Debtors.	
- - - - - - - - - - - - - - x	

NOTICE OF FILING OF MONTHLY OPERATING REPORT FOR PERIOD FROM SEPTEMBER 28, 2002 THROUGH NOVEMBER 1, 2002

PLEASE TAKE NOTICE that on May 13, 2003, the debtors and debtors-in-possession in the above-captioned cases filed with the Court the Monthly Operating Report of The IT Group Inc. *et al.*, for the period from September 28, 2002 through November 1, 2002 (the "Monthly Operating Report"), which is attached hereto as Exhibit A.

PLEASE TAKE FURTHER NOTICE that contemporaneously herewith, the Monthly Operating Report was transmitted to the parties listed on Exhibit B attached hereto in the manner provided thereon.

Dated: Wilmington, Delaware
May 13, 2003



/s/ Marion M. Quirk

Gregg M. Galardi (I.D. No. 2991)
Marion M. Quirk (I.D. No. 4136)
Gary A. Rubin (I.D. No. 4140)
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

- and -

Timothy R. Pohl
SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

Attorneys for Debtors and Debtors-in-Possession

EXHIBIT A

The IT Group, Inc.
Case No. 02-10118

Activity for the period September 28, 2002 thru November 1, 2002

Table of Contents

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

----------------- x	
In re:	: Chapter 11
The IT Group, Inc., et al.,	: Case No. 02-10118 (MFW)
	: Jointly Administered
Debtors.	:
----------------- x	

DECLARATION OF HARRY J. SOOSE, JR. IN SUPPORT OF THE MONTHLY OPERATING REPORT FOR THE PERIOD SEPTEMBER 28, 2002 THROUGH NOVEMBER 1, 2002 FILED ON BEHALF OF THE ABOVE-REFERENCED DEBTORS

I, Harry J. Soose, Jr. hereby declare under penalty of perjury that the following is true and correct to the best of my knowledge, information, and belief.

1. I am the Chief Operating Officer and Chief Financial Officer of The IT Group, Inc., a Delaware corporation with an office in Monroeville, Pennsylvania.

2. This declaration is submitted in conjunction with the filing of the monthly operating report.

C:\WINDOWS\Temporary Internet Files\OLKC3A5\affidavit-110102.doc

3. All financial activity between the debtors and non-debtor foreign and domestic subsidiaries is outlined in the consolidated statement of income and balance sheet. The bank reconciliations of the debtors are substantially completed as of November 1, 2002. All tax returns and taxes are current.

I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: Monroeville, PA
May 12, 2003



Harry J. Soose, Jr.
Senior Vice President
COO & CFO

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
CASE NO. 02-10118
NOVEMBER 1, 2002

	09/27/02	Reclass/ Prior Period Adjustments	October Activity	11/01/02
Current Assets:				
Cash	69,366,861	-	(1,511,593)	67,855,268
Accounts receivable	7,746,204	-	(155,315)	7,590,889
Allowance for doubtful accts	(5,189,057)	-	-	(5,189,057)
Deferred income taxes	-	-	-	-
Other receivables	723,096	-	326,527	1,049,623
Prepaid expenses and other current assets	39,802,282	-	263,129	40,065,411
Total current assets	112,449,386	-	(1,077,252)	111,372,134
Property, plant and equipment at cost	8,103	-	-	8,103
Accumulated depreciation and amortization	(451)	-	(142)	(593)
Net property, plant and equipment	7,652	-	(142)	7,510
Cost in excess of net assets of acquired business	-	-	-	-
Investments in affiliate	224,333	-	-	224,333
Restricted cash	-	-	-	-
Deferred financing costs	-	-	-	-
Other assets	4,600	-	-	4,600
Deferred taxes	-	-	-	-
Long-term assets of discontinued operations	-	-	-	-
Total assets	112,685,971	-	(1,077,394)	111,608,577
Current Liabilities (Prepetition)				
Accounts payable-unsecured	45,634,460	-	-	45,634,460
Accrued wages and related liabilities-unsecured	15,289,134	-	-	15,289,134
Billings in excess of revenues-unsecured	32,007,386	-	-	32,007,386
Other accrued liabilities-unsecured	36,810,558	-	-	36,810,558
Long-term debt due within 1 year-unsecured	256,622,000	-	-	256,622,000
Long-term debt due within 1 year-secured	488,908,605	-	-	488,908,605
Current Liabilities (Post Petition)				
Accounts payable-unsecured	167,465	-	482	167,947
Accrued wages and related liabilities-unsecured	4,276,304	-	(86,921)	4,189,383
Billings in excess of revenues-unsecured	-	-	-	-
Other accrued liabilities-unsecured	20,073,595	-	(1,248,683)	18,824,912
DIP financing	-	-	-	-
Long-term debt due within 1 year-unsecured	-	-	-	-
Long-term debt due within 1 year-secured	-	-	-	-
Net current liabilities of discontinued operations	84,011	-	110,650	194,661
Total current liabilities	899,873,518	-	(1,224,472)	898,649,046
Long-term debt	-	-	-	-
Long-term liabilities of discontinued operations	-	-	-	-
Other l-t accrued liabilities-prepetition unsecured	4,408,273	-	-	4,408,273
Minority interest in subsidiary	-	-	-	-
Total liabilities	904,281,791	-	(1,224,472)	903,057,319
Stockholders' Equity:				
Preferred stock	6,665,152	-	-	6,665,152
Common stock	230,814	-	-	230,814
Treasury stock	(4,866,900)	-	-	(4,866,900)
Unearned compensation-restricted stock	(543,568)	-	-	(543,568)
Additional paid-in capital	352,365,701	-	-	352,365,701
Retained earnings (deficit)	(1,145,089,658)	-	147,078	(1,144,942,580)
Cumulative translation adj.	(357,361)	-	-	(357,361)
Total stockholders' equity	(791,595,820)	-	147,078	(791,448,742)
Total liabilities and stockholders' equity	112,685,971	-	(1,077,394)	111,608,577

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
CASE NO. 02-10118
FOR SEPTEMBER 28, 2002 THRU NOVEMBER 1, 2002

Revenues	64,166
Cost and expenses:	
Cost of revenues	38,550
Selling, general and admin expense	1,236,763
Total cost and expenses	1,275,313
Operating income/(loss)	(1,211,147)
Unrealized gain/(loss) on stock held for sale	1,270,215
Interest income, net	88,010
Net income/(loss) before income taxes	147,078

5/12/03
4:36 PM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Accounts Payable Consolidated Aging
as of November 1, 2002

Days Aged	Balance
0 - 30	316,107
31 - 60	-
61 - 90	-
Over 90	45,634,460
	45,950,567
Other (a)	46,501
Balance G/L	45,997,068

Pre Petition	45,634,460
Post Petition	362,608
	45,997,068

(a) cost accruals

5/12/03
4:36 PM

THE IT GROUP, INC. AND SUBSIDIARIES
ACCOUNTS RECEIVABLE RECONCILIATION AND AGING
CASE NO. 02-10118
As of November 1, 2002
(in thousands)

Accounts Receivable Reconciliation	Amount
Total Accounts Receivable at the beginning of the reporting period	7,746
Prior Period Adjustments	-
+ Amounts billed during the period	10
- Amounts collected during the period	(165)
Total Accounts Receivable at the end of the reporting period	7,591

Accounts Receivable Aging	
0 - 30 days past due	-
31 - 60 days past due	-
61 - 90 days past due	-
91+ days past due	5,722
A/R not aged	1,216
Retainage	653
Total Accounts Receivable	7,591
Amounts considered uncollectible (Bad Debt)	(5,189)
Accounts Receivable (Net)	2,402

DEBTOR QUESTIONNAIRE

Must be completed each month	**Yes**	**No**
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all post petition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	

5/12/03
4:36 PM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Debtor Bank Account Detail
November 1, 2002

G/L ACCT #	DEBTOR CASE NUMBER	BANK ACCT #	BANK NAME	DESCRIPTION	11/01/02 PER BALANCE SHEET
1010	02-10165	3050-7945	Citibank, N.A., 399 Park Avenue New York, NY 10043	Citibank, NA (checking)	99,487
1020	02-10165	3050-7953	Citibank, N.A., 399 Park Avenue New York, NY 10044	Citibank, NA (savings)	11,894,386
1030	02-10165	3050-9158	State Street Bank and Trust Co. Boston, MA	Sale proceeds	46,860,918
1040	02-10165	3050-9174	Citibank, N.A., 399 Park Avenue New York, NY 10046	Citibank, NA (employee benefits)	4,143,300
1060	02-10165	2662868294	Dollar Bank, Miracle Mile, Monroeville, PA 15146	Petty Cash Corporate	2,000
1070	02-10165	010-51-099-62	Bank of America, Concord, CA	Petty Cash Northern California	8,000
1210	02-10118	454353	State Street Bank and Trust Co. Boston, MA	Restricted Cash Caterpillar	1,389,333
1220	02-10118	454349	State Street Bank and Trust Co. Boston, MA	Restricted Cash Fleet	2,522,510
1230	02-10118	454345	State Street Bank and Trust Co. Boston, MA	Restricted Cash Sovereign	375,839
1240	02-10118	454341	State Street Bank and Trust Co. Boston, MA	Restricted Cash Bookspan	504,502
Non-debtor Cash					54,993
					67,855,268

5/12/03
4:36 PM

In Re: The IT Group, Inc., et al.
Case No.: 02-10118 (MFW) (Jointly Administered)
Consolidated Cash Flow

(000's)

Summary Page

	October 2002 (a) Actual Total (a)	Cumulative Actual
Cash Beginning of Month	$ 68,838	$ 18,189
Receipts		
Cash Sales	-	-
Accounts Receivable	510	247,696
Loans and Advances	-	-
Sale of Assets	-	69,193
Other (Reimbursements from Shaw)	1,071	13,113
DIP Draw & (Repayment)	-	50,000
Total Receipts	1,580	380,002
Disbursements		
Net Payroll & Benefits	(185)	(81,918)
Payroll Taxes	(36)	(32,226)
Sales, Use, and Other Taxes	(52)	(874)
Operating Expenses	(481)	(160,281)
Rental & Leases	(456)	(13,996)
Insurance	(52)	(7,837)
Administrative & Selling	(175)	(5,929)
Sale of Assets	-	-
Other (Attach List)	-	(17,678)
Professional Fees (b)	(1,661)	(10,016)
U.S. Trustee Fees	-	(117)
Court Costs	-	-
Total Disbursements (c)	(3,099)	(330,871)
Net Cash Flow (Receipts Less Disbursements)	$ (1,519)	$ 49,131
Cash - End of Month	$ 67,320	$ 67,320

Total Disbursements	$ (3,099)
Less: Transfers to Debtor in Possession Accounts	-
Plus: Estate Disbursements Made by Outside Sources	-
Total Disbursements For Calculating U.S. Trustee Quarterly Fees	$ (3,099)

(a) October actual includes cash flow activity from October 1, 2002 through October 31, 2002.
(b) Professional fees include $22,295.60 to the Bayard Firm on 10/3/02, $279,353.71, $37,407.00, and $582,240.87 to Skadden Arps on 10/16/02, 10/17/02, and 10/30/02, $117,474.91 to Zolfo Cooper on 10/23/02, and $66,388.57 to Chanin Capital Partners on 10/23/02.
(c) The Debtor companies have limited business operations and all of the Debtor companies with the exception of *IT Corporation* had no or de minimis disbursements.

EXHIBIT B

EXHIBIT B

The IT Group, Inc., et al.
Case No. 02-10118

Debtors
The IT Group, Inc.
2790 Mosside Blvd.
Monroeville, PA 15146-2792
Attn: Harry J. Soose
(By Overnight Courier)

Counsel to Debtors
Timothy R. Pohl, Esq.
Skadden, Arps, Slate, Meagher & Flom (Illinois)
333 West Wacker Drive
Chicago, IL 60606-1285

Gregg M Galardi, Esq.
Marion Quirk, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636

United States Trustee
Mark S. Kenney, Esq.
Assistant U.S. Trustee
Office of the U.S. Trustee
844 King Street
Wilmington, DE 19899
(By Hand Delivery)

Counsel to Creditors' Committee

Jeffrey M. Schlerf, Esq.
The Bayard Firm
222 Delaware Avenue
Suite 900, P.O. Box 25130
Wilmington, Delaware 19899
(By Hand Delivery)

John Cunningham, Esq.
White and Case, LLP
First Union Financial Center
200 South Biscayne Boulevard
Miami, FL 33131-2352
(By Overnight Courier)

Counsel for Prepetition Bank Group
Stephen Karotkin, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(By Overnight Delivery)

Richard S. Cobb, Esq.
Klett Rooney Lieber & Schorling
The Brandywine Building
1000 West Street
Suite 1410
Wilmington, DE 19801
(By Hand Delivery)

Counsel for Postpetition Bank Group
Michael A. Rosenthal, Esq.
Aaron G. York, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201
(The Shaw Group, Inc.)
(By Overnight Courier)

William P. Bowden, Esq.
Christopher S. Sontchi, Esq.
Ashby & Geddes
222 Delaware Avenue, 17th Floor, P.O. Box 1150
Wilmington, DE 19899
(The Shaw Group, Inc.)
(By Hand Delivery)

297068.01-Wilmington S1A

Miscellaneous:

02-10118-MFW The IT Group, Inc.

U.S. Bankruptcy Court

District of Delaware

Notice of Electronic Filing

The following transaction was received from Quirk, Marion M. entered on 5/13/2003 at 12:32 PM EDT and filed on 5/13/2003

Case Name: The IT Group, Inc.
Case Number: 02-10118-MFW
Document Number: 2836

Docket Text:
Debtor-In-Possession Monthly Operating Report for Filing Period 9/28/02-11/1/2002 Filed by The IT Group, Inc. (Quirk, Marion)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename:S:\BANKRUPTCY\ITG\OctOperRpt.pdf
Electronic document Stamp:
[STAMP bkecfStamp_ID=983460418 [Date=5/13/2003] [FileNumber=1561263-0]
[21614d4936dcd62825O6ec7b240f015fc9152527473b707a970ea64fe6965d054153
137911673f6066f17f0ab45b4ac5d0904a9b0c57f5c1943c9774ca8be80a]]

02-10118-MFW Notice will be electronically mailed to:

Elihu Ezekiel Allinson III bankruptcy@pacdelaware.com

Julia Melville Andrew jandrew@oag.state.md.us,

Michael W. Arrington marrington@pnglaw.com

Elio Battista battista@blankrome.com

Christopher R. Belmonte cbelmonte@ssbb.com, pbosswick@ssbb.com

Ian Connor Bifferato bankruptcy@bbglaw.com

Karen C Bifferato kcb@cblhlaw.com

Joseph J. Bodnar jbodnar@monlaw.com

William Pierce Bowden wbowden@ashby-geddes.com;rxza@ashby-geddes.com

Kay Diebel Brock kay.brock@oag.state.tx.us,

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